Exhibit D.4

                          STATE OF CONNECTICUT
                  DEPARTMENT OF PUBLIC UTILITY CONTROL
                          TEN FRANKLIN SQUARE
                         NEW BRITAIN, CT 06051



DOCKET NO. 99-06-27RE01, 83-07-12RE02 & 85-05-13RE02

APPLICATION OF THE CONNECTICUT RESOURCES RECOVERY AUTHORITY FOR APPROVAL OF CONDEMNATION OF PROPERTY OF THE CONNECTICUT LIGHT AND POWER COMPANY - CHANGES TO AGREEMENT, PETITION OF CONNECTICUT RESOURCES RECOVERY AUTHORITY FOR DECLARATORY RULING PERTAINING TO THE MID-CONNECTICUT PROJECT - CHANGES TO AGREEMENT & THE CONNECTICUT LIGHT AND POWER COMPANY'S PETITION FOR APPROVAL OF CERTAIN CONTRACTS AND TRANSACTIONS ASSOCIATED WITH THE MID-CONNECTICUT REFUSE TO ENERGY PROJECT - CHANGES TO AGREEMENT




                           January 31, 2001

                   By the following Commissioners:


                           Jack R. Goldberg
                         John W. Betkoski, III
                           Donald W. Downes




                               DECISION




I. INTRODUCTION

A. SUMMARY

In this Decision, the Department of Public Utility Control approves the request of The Connecticut Light and Power Company and the Connecticut Resources Recovery Authority to amend the Agreement concerning the sale of property at the South Meadows Station electric generation plant in Hartford. The Buydown Agreement for electric energy production from the refuse-to-energy project is also amended. The Department allows the transfer of property to CRRA by CL&P by a deed in lieu of condemnation. CL&P will retain a 10.45 acre parcel for its existing switchyard and electric equipment storage area and CRRA will have an option to purchase the fee interest in the electrical storage area and switchyard. The Department authorizes changes to the Buyout Agreement, including a $7.9 million buydown payment reduction for the year 2000, and a $21,667 per day decrease in CL&P's buydown payment beginning 1/1/01 and ending at the closing. The minimum and maximum purchase and sale obligations will be stated in annual megawatt-hours and measured consistent with CRRA's fiscal year. Also, Enron Power Marketing, Inc. will purchase steam from the plant.

B. BACKGROUND

By Decision dated September 1, 1999, in Docket No. 99-06-27, the Department of Public Utility Control (Department) approved the acquisition by the Connecticut Resources Recovery Authority (CRRA), through condemnation, of The Connecticut Light and Power Company's (CL&P) South Meadow Station in Hartford. By Decision dated January 12, 2000, in Docket Nos. 83-07-12RE01 and 85-05-13RE01, the Department approved the joint request of CRRA and CL&P (together, Applicants) for CL&P's buydown of the electric purchase agreement between the Applicants related to the refuse-to-energy project located at the South Meadows in Hartford, Connecticut.

By letter dated November 13, 2000, the Applicants request that the Department approve the following limited changes to the Agreement to transfer specific CL&P property and the Buydown Agreement:

1. Authorize CL&P, pursuant to Section 16-43 of the General
Statutes of Connecticut, to tender a deed to CRRA in lieu of condemnation;

2. Authorize CL&P to retain fee ownership of the electrical equipment storage area and the switchyard on the Property and CRRA will have an option to purchase the fee interest in the electrical storage area and switchyard;

3. Approve a mechanism, described on Exhibit 1,  to adjust
CL&P's buydown payment based on when the closing occurs;

4. Approve the obligations under the new electricity purchase agreement (New EPA) to be based on the Project's annual megawatt hour output, rather than on its hourly capacity;

5. Measure the sales and purchase requirements on CRRA's fiscal year (July 1 to June 30) basis, and

6. Approve Enron Power Marketing, Inc. (Enron) to assume the role contemplated for Connecticut Steam Corporation (CSC) in the memorandum of understanding (MOU).


C. CONDUCT OF THE PROCEEDING

Pursuant to a Notice of Reopened Hearing dated January 8, 2001, the Department held a public hearing in this matter in its offices, Ten Franklin Square, New Britain, CT 06051, January 18, 2001. The hearing was continued to January 22, 2001. The January 22, 2001 hearing was cancelled. By Notice of Close of Hearing dated January 25, 2001 the hearing was closed in this matter.

The Department issued a draft Decision in this matter on January 24, 2001. All parties were provided an opportunity to file written exceptions on the draft Decision.

D.  PARTIES AND INTERVENORS

The Department recognized The Connecticut Light and Power Company, P.O.
Box 270, Hartford, CT 06141-0270; The Connecticut Resources Recovery Authority, 179 Allyn Street, Hartford, CT 06103; and the Office of Consumer Counsel, Ten Franklin Square, New Britain, CT 06051, as parties to this proceeding.

II.  DEPARTMENT ANALYSIS

The Applicants stated they have negotiated definitive documents to implement the transfer of property and the Buydown Agreement for the South Meadows refuse -to- energy project in Hartford. A number of changes were made to the MOU's but these changes do not alter the basic structure, the substance or the economics of the transaction. Applicants Letter, 11/13/00.

A.  PROPERTY TRANSFER AGREEMENT CHANGES

The Applicants claim that by CL&P tendering a deed to CRRA in lieu of condemnation, the transaction would be substantially simplified, would occur faster and reduce the cost of the transfer of the property. CRRA's executive officer testified that title to the property has been thoroughly reviewed and they do not see any further title issues. Tr. 1/18/01, pp. 14-15. None of the substantive terms of the property transfer would change as a result of this change in form. Applicants Letter, 11/23/00, pg. 1. The transfer would not be delayed due to acquiring the necessary local zoning approvals to divide the property. Response to Interrogatory EL-2. The Department agrees with the Applicant's claim and approves CL&P's tendering a deed to CRRA in lieu of condemnation.

The property transaction involves a land acquisition of 79.9 acres. Decision 99-06-27, p. 1. The storage area encompasses 6.98 acres and the substation area which contains a 23 kV distribution substation and a 115 kV switch yard, contains 3.47 acres. Late Filed Exhibit No. 1, Substation and Storage Area Option Agreement by and Between The Connecticut Light and Power Company (Optionor) and Connecticut Resources Recovery Authority (Optionee), 12/22/00, Exhibits C and B.

The Applicants requested that CL&P retain fee ownership of the electrical equipment storage area and the switchyard area on the Property rather than transferring title to CRRA at this time. CRRA will continue to assume the past environmental liabilities for this area at and after the closing. Applicants Letter, 11/23/00 and Tr. 1/18/01, p. 12. Instead of taking title to this area at the closing, CRRA will have an option to purchase the fee interest in the electrical equipment storage area. Also, there is a similar option for the fee interest in the switchyard area, which CRRA has decided to have CL&P retain at this time as described in CRRA's Application in Docket No. 99-06-27 for $1, provided that it obtains required land use approvals. This arrangement for the electrical equipment storage area will avoid the potential need for land use approvals at this time and postpone CL&P's need to relocate this equipment storage area. Response to Interrogatory EL-2. The Department finds that this request is a resourceful action to close the transaction without delay and provide CL&P time to efficiently relocate its stored materials to a more logistical site.

B. BUYDOWN AGREEMENT CHANGES

The Applicants developed a mechanism to adjust CL&P's buydown payment based on when the closing occurs. The mechanism reduces CL&P's buydown payment to reflect an estimate of payments for electricity made by CL&P at the full EPA rate between the date the buydown had been expected to occur and the closing. The mechanism is described on Exhibit 1. Applicants Letter, 11/23/00.

The Department allowed a prepayment of $290 million based on the New EPA rates effective on 1/1/00. The proposed mechanism to adjust the buydown payment at closing now assumes a closing on 1/1/01. The buydown payment will be reduced by $7.9 million due to year 2000 cost savings under the New EPA exceeding the interest cost on the buydown payment and the electric generating facility carrying costs. The mechanism also results in a reduction of $21,667 per day for customers beginning 1/1/01 through closing and has no additional obligations. Applicants 11/23/00 Letter
Exhibit 1. The Department finds that the proposed mechanism will reduce stranded costs and approves the closing adjustment mechanism contained in
Exhibit 1.

The Applicants requested that the purchase and sale obligations under the New EPA be based on the Project's annual megawatt hour output, rather than on its hourly capacity. Under the MOU, a CRRA designee would be obligated to sell and CL&P would be obligated to buy a minimum of 35 megawatts (MW) per hour and a maximum of 62 MW per hour. The Applicants propose that the annual minimum and maximum purchase and sale obligation become 250,000 MWh and 500,000 MWh, respectively with an hourly cap of 67 MW until May 31, 2012. These changes could result in CL&P purchasing more electricity from the Project at the lower rates listed in Schedule B to the MOU, thereby benefiting CL&P customers. The Department finds that this change clarifies the obligation, and makes it easier to measure the purchase and sale of electricity. The Department's review of Exhibit 1 finds that the change in the maximum limit could increase the plant's annual volume to CL&P by 13 percent at low price, thereby providing additional savings to electric customers. Therefore, the Department approves the proposed change to state the purchase and sale obligations under the New EPA in MWh.

The Applicants requested to measure the sales and purchase requirements on CRRA's fiscal year basis, which is July 1 to June 30. The Department finds this is an administrative matter and does not affect CL&P customers. The Department approves this request to measure the sales and purchase requirements on CRRA's fiscal year basis.

The Applicants have contracted with Enron Power Marketing, Inc. (Enron) to assume the role contemplated for Connecticut Steam Corporation (CSC) in the MOU. The MOU approved in the Buydown Decision required CL&P and a corporation to be designated by CRRA, called Connecticut Steam Corporation
(CSC), to enter into the New EPA. The New EPA contemplated by the MOU will be implemented through two CL&P electricity purchase agreements, one with CRRA and the other with Enron. As a result, CL&P's obligation under the existing Energy Purchase Agreement will be assigned to Enron. Response to Interrogatory EL-8. Since this is consistent with the Buydown decision, the Department approves of assuming the obligations of CSC and CL&P under the existing Energy Purchase Agreement.

III. FINDINGS OF FACT

1. CL&P's tendering a deed to CRRA in lieu of condemnation will expedite the property transfer.

2. CL&P will retain a 10.45 acre parcel for an existing switchyard and electrical equipment storage area subject to a CRRA option to purchase such properties.

3. CRRA will continue to assume the past environmental liabilities for the existing switchyard and electrical equipment storage area after the closing.

4. The buydown payment will be reduced by $7.9 million due to cost savings occurring during the year 2000.

5. The closing adjustment mechanism will result in a reduction of $21,667 per day beginning 1/1/01 and continuing until closing.


IV.  CONCLUSION AND ORDERS

A. CONCLUSION

The Department hereby approves the limited changes to the Agreement to transfer specific CL&P property and the Buydown Agreement, identified in the Applicants 11/23/00 letter, as proposed. The Department also approves the closing mechanism adjustment contained in Exhibit 1. Orders No. 3 and No. 4 in Docket No. 99-06-27 related to the reporting of a condemnation are deleted.

B. ORDER

For the following Order, submit an original and 4 copies of any requested material to the Executive Secretary, identified by Docket Number, Title and Order Number.

1. The Company shall file with the Department the journal entries of the transactions within 30 days of the closing.

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DOCKET NO. 99-06-27RE01,83-07-12RE02 & 85-05-13RE02

APPLICATION OF THE CONNECTICUT RESOURCES RECOVERY AUTHORITY FOR
APPROVAL OF CONDEMNATION OF PROPERTY OF THE CONNECTICUT LIGHT AND POWER COMPANY - CHANGES TO AGREEMENT, PETITION OF CONNECTICUT RESOURCES
RECOVERY AUTHORITY FOR DECLARATORY RULING PERTAINING TO THE MID-CONNECTICUT PROJECT - CHANGES TO AGREEMENT & THE CONNECTICUT LIGHT AND POWER COMPANY'S PETITION FOR APPROVAL OF CERTAIN CONTRACTS AND TRANSACTIONS ASSOCIATED
WITH THE MID-CONNECTICUT REFUSE TO ENERGY PROJECT - CHANGES TO AGREEMENT

This Decision is adopted by the following Commissioners:



Jack R. Goldberg

John W. Betkoski, III

Donald W. Downes





                             CERTIFICATE OF SERVICE

     The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.



Louise E. Rickard
Acting Executive Secretary
Department of Public Utility Control

Date:  2/1/01

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